April 21, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (650) 494-0792

Mr. Kirk Sanford
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road
Las Vegas, NV  89120

Re:	Global Cash Access Holdings, Inc.
	Form S-1 filed on March 22, 2005
	File Number 333-123514

Dear Mr. Sanford:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.

2. Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

3. You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type for some financial information. Please revise.

Cover Page
4. Please revise your disclosure of the calculation of the registration fee for purposes of the guaranty in accordance with our telephone conversation.

Prospectus Summary - page 1
5. Please remove the second sentence of the first paragraph. In addition, please refrain from using "certain" in describing your disclosure throughout the registration statement. Refer to Rule
421(b).

6. You mention the importance of your "3-in-1 rollover" functionality. Please refer the reader to page 58 for the full explanation of its functioning and importance.

Risk Factors - page 8
7. Some of your risk factors contain language like "we cannot assure" a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

8. Please consider adding a risk factor about the extensive amount of business you do with affiliates.

We depend on key personnel and they would be difficult to replace
-
page 16
9. You mention that the loss of "other members" of your senior management team would have a material adverse effect on your business. The loss of all members of senior management teams could have a material adverse effect on business. Please identify only those members whose loss would have a material adverse effect on business.

Many of the financial services that we provide are subject to extensive rules and...- page 22
10. Consider including in your description that regulatory authorities may prohibit gambling and gaming activities altogether (not just issuing rules that impair cash access services).

If consumer privacy laws change, or if we are required to change our business...- page 23
11. We note your description of risks associated with privacy legislation. Consider describing the risks from disseminating non-public personal information to the public such as the recent situations in which some companies that collect and retain personal information inadvertently disclosed such information to the public.
We note that you use Internet-based products (QCP Web, etc.).

Dilution page 31
12. In the footnotes to the table, please give effect to the information about outstanding options you currently exclude.

13. Please include the table comparing the effective cash contribution of insiders and the public required by Item 506 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and Results of ...- page 36
14. Given the impact of the substantial change in your financial condition over the past fiscal year, please describe the increase in such items as the deferred income taxes (almost half of your assets) and the fact that you now have an accumulated deficit and a deficiency in shareholders` capital. Refer to Item 303 of Regulation
S-K regarding financial condition.

Overview - page 36
15. The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company`s performance. Please provide your assessment regarding any trends, demands or uncertainties concerning your results of operation, financial condition or cash flows. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

Business - page 49
Competitive Strengths - Industry Leader - page 51
16. You state throughout the registration statement that you have a leading market share. Please describe what percentage of the market you control compared with your competitors which are discussed on page 62.

Our Business - page 53
17. Consider disclosing or referring the reader to where in the registration statement (e.g., Note 12 on page F-26) you discuss the percentage revenues and income and market share according to your business segments or products.

Senior Subordinated Notes Offering - page 86
18. Please state how much you paid Banc of America Securities for the offering.

Senior Secured Credit Facilities-page 86
19. Please state the terms of the loans.

Principal and Selling Shareholders - page 92
20. Please disclose whether or not any of your selling shareholders is a registered broker-dealer, e.g., Bank of America Corporation, or an affiliate of a broker-dealer.

21. Please identify the three members of the investment committee of
Summit Master.

22. For all entities that are not public companies, please identify the natural persons who are the beneficial owners.

Description of Guarantee - page 100
23. Consider including in your section on risk factors that, upon consummation of this offering, your guaranty of Global Cash
Access,
Inc.`s obligations under the senior subordinated notes will increase your credit risk.

Item 17. Undertakings - page II-3
24. Please identify "commission" as the SEC or the Securities and Exchange Commission.

Exhibit 5.1
25. The last sentence in the second paragraph is inappropriate;
please delete it.

26. Please confirm supplementally or amend your opinion to make clear that it covers judicial decisions on Delaware corporate law as well.

*	*	*

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Paul Cline at (202) 942-1782 (or (202) 551-
3581
after April 29, 2005) if you have questions regarding comments on the
financial statements and related matters. Please contact Tim Geishecker at (202) 824-5301 (or (202) 551-3422 after April 29,
2005)
or me at (202) 942-2889 (or (202) 551-3698 after April 29, 2005)
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief


cc:	Paul L. Lion, III, Esq.
	Justin L. Bastian, Esq.
	Morrison & Foerster LLP
	755 Page Mill Road
	Palo Alto, CA  94304-1018